

February 24, 2011

Mr. Leo Ehrlich
Chief Executive Officer
Cellceutix Corporation
100 Cumming Center, Suite 151-B
Beverly, Massachusetts 01915

>   **Re: Cellceutix Corporation**
>   **Revised Preliminary Information Statement**
>   **Filed February 22, 2011**
>   **File No. 000-52321**

Dear Mr. Ehrlich:

We have reviewed your revised preliminary information statement and have the following comments.

Please respond to this letter by filing a revised information statement. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response. After reviewing any revised disclosure and any information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 and reissue the comment in part. As previously requested, please provide an explanation why you have apparently not filed a proxy or information statement since January 2008.

Agenda #1: Amendment to the Articles of Incorporation

2. We note your response to comment 5 and reissue the comment. As previously indicated, please expand your discussion to provide the information requested. In this regard, we note the information contained in your response has not been included in the revised information statement. Moreover, not only have you not included a discussion of your plans, arrangements, etc. in your revised information statement, you have also deleted the discussion contained in the original document.

3. Please explain specifically how the creation of Class B common stock "will enable the Company to proceed with potential equity financings without concern of dilution to the common shares which may result in our executive officers' having diminished control over the long term vision and direction of the Company in development of the compounds."

4. We note your response to comment 7. As previously requested, please revise the information statement to state whether the reverse stock split has been implemented or provide information relative to the current status of the reverse stock split. In this regard we note the absence of any discussion of the purported rescission of the reverse stock split in the Form 8-K/A or Form 10-Q you filed on February 22, 2011. In addition, we could not locate the February 14, 2011 press release referred to in your response letter on your website.

Agenda #2: Approval of the Company's 2010 Equity Incentive Plan

5. We note your response to comments 10 and 11 and reissue the comments to provide the requested information in the information statement.

6. We note your response to comment 14 and reissue the comment. Please provide the requested information in the information statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director